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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            COLONY RIH HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 Not Applicable
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Nicholas L. Ribis
                          600 Madison Avenue, Suite 600
                            New York, New York 10021
                                 (212) 832-0500
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 22, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------
CUSIP No.  Not Applicable
----------------------------------------

---------- ---------------------------------------------------------------------
        1  NAMES OF REPORTING PERSONS

           Nicholas L. Ribis

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

           PF, OO
---------- ---------------------------------------------------------------------
        5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

---------- ---------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
-------------------- ------ ----------------------------------------------------
                         7  SOLE VOTING POWER

                            3,020
                     ------ ----------------------------------------------------
     NUMBER OF           8  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           9  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 3,020
                     ------ ----------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,020
---------- ---------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]

---------- ---------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           7.7%
---------- ---------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

Item 1. Security and Issuer
------

     This statement on Schedule 13D (the "Schedule 13D") relates to the Class A Common Stock, par value $.01 per share (the "Class A Common"), of Colony RIH Holdings, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 1133 Boardwalk, Atlantic City, New Jersey 08401.

     The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference, and the response to each item of the
Schedule 13D is qualified in its entirety by the provisions of such Exhibits.

Item 2. Identity and Background
------

     This Schedule 13D is being filed on behalf of Nicholas L. Ribis (the "Reporting Person"). Mr. Ribis is the registered owner of the shares of Class A Common. Mr. Ribis is a United States citizen. The business address of Mr. Ribis is 600 Madison Avenue, Suite 600, New York, New York 10021. Mr. Ribis' principal occupation is Vice Chairman of Resorts International Hotel and Casino, Inc. ("RIHC"). RIHC's wholly owned subsidiary Resorts International Hotel , Inc. ("RIH") owns and operates Resorts Atlantic City, a casino hotel in Atlantic City, New Jersey . The address of the principal executive office of RIHC is 1133 Boardwalk, Atlantic City, New Jersey 08401.

     During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
------

     On April 25, 2001, in connection with the acquisition of Resorts Atlantic City (the "Acquisition") by RIHC, a wholly owned subsidiary of the Issuer, pursuant to a Purchase Agreement, dated October 30, 2000, by and between RIHC, Sun International North America, Inc. ("SINA") and GGRI, Inc. ("GGRI"), Mr. Ribis acquired 1,050 shares of Class A Common at a price of $0.0475 per share and 21,250 shares of class B non-voting common stock, par value $.01 per share ("Class B Common," together with the Class A Common the "Common Stock"), of the Issuer at a price of $100 per share for $2,125,050 in cash. Such cash consideration was obtained by Mr. Ribis pursuant to a promissory note payable to Colony Investors IV, L.P. See "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer." A copy of the Purchase Agreement is included as Exhibit 1 hereto and incorporated by this reference.

     On March 22, 2002, in connection with the sale by RIHC of $180.0 million aggregate principal amount of 11 1/2% First Mortgage Notes due 2009 (the "Offering"), Mr. Ribis acquired 865 shares of Class A Common at a price of $0.0475 per share and 17,500 shares of Class B Common at a price of $100 per share for $1,750,041.09 in cash. Such cash consideration was obtained by Mr. Ribis from his personal funds.

     In addition, the Issuer and RIHC entered into a Vice Chairman Agreement with Mr. Ribis on April 25, 2001, as amended. Mr. Ribis is currently serving as director and vice president of the Issuer and RIHC. The current term of this agreement expires on April 25, 2006. Under this agreement, the Issuer agreed to grant Mr. Ribis an option to purchase 1,105 shares of Class A Common at a price of $0.0475 per share and 22,368 shares of Class B Common at a price of $100 per share, of which 555 shares of Class A Common and 11,188 shares of Class B Common vested on April 25, 2001 and 55 shares of Class A Common and 1,118 shares of Class B Common vest on each of April 25, 2002, 2003, 2004, 2005 and 2006. Additionally, 55 shares of Class A Common and 1,118 shares of Class B Common vest on each of April 25, 2002, 2003, 2004, 2005 and 2006, subject to RIHC satisfying the performance targets established for Mr. Ribis' annual bonus. Upon termination of this agreement under certain circumstances, the Issuer shall have the right to purchase and Mr. Ribis shall have the right to sell, any shares of capital stock of the Issuer held by Mr. Ribis. A copy of the Vice Chairman Agreement is included as Exhibit 2 hereto and incorporated by this reference.

Item 4. Purpose of Transaction
------

     The acquisitions on April 25, 2001 and March 22, 2002 were effected because of Mr. Ribis' beleief that the Common Stock of the issuer represented, and continues to represent an attractive investment. Mr. Ribis may from time to time acquire additional shares of Common Stock or engage in discussions with the Issuer concerning further acquisitions of shares of Common Stock or further investments in the Issuer. Such further acquisitions or investments could be material.

     Since the Acquisition, the Issuer has granted certain executive officers options to purchase shares of each class of the Issuer's Common Stock.

     Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
------

     Assuming full vesting of all stock options that have been granted to Mr. Ribis pursuant to the Vice Chairman Agreement, Mr. Ribis owns 3,020 shares of Class A Common as of March 22, 2002, which represents 7.7% of the outstanding Class A Commons as of March 22, 2002. Mr. Ribis has the sole power to vote such shares. Mr. Ribis' power to dispose of such shares is subject to the Stockholders Agreement (as defined herein), pursuant to which Mr. Ribis may not transfer any shares of Class A Common, except as provided in such Stockholders Agreement. See "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer."

     Except as set forth in Item 3, there have been no transactions effected in the shares of Class A Common during the past 60 days by the Reporting Person or any other person or entity disclosed in Item 2. No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The responses to Items 3 and 4 are incorporated herein by this reference.

     The Amended and Restated Articles of Incorporation of the Issuer provide that no stock or other securities issued by the Issuer and no interest therein or claim or charge thereto may be transferred, except in accordance with the provisions of the New Jersey Casino Control Act and the regulations promulgated thereunder.

     The Issuer, Colony RIH Voteco, LLC ("Voteco"), Colony IV and Mr. Ribis entered into a Stockholders Agreement, dated as of April 25, 2001 (the "Stockholders Agreement"). Other employee stockholders (together with Mr. Ribis, the "Employee Stockholders") who are issued shares of Common Stock from time to time are expected to become parties to the Stockholders Agreement. Pursuant to the Stockholders Agreement, in each case subject to certain exceptions, (i) prior to the closing of the initial public offering of Common Stock registered under the Securities Act of 1933, as amended (the "Securities Act"), Employee Stockholders shall not transfer any shares of Common Stock without the written consent of Voteco, (ii) the Issuer, Voteco and Colony IV have certain rights of first offer with respect to proposed sales of Common Stock by Employee Stockholders, (iii) with respect to Common Stock held by them, Mr. Ribis and Qualified Stockholders (defined therein) have certain "tag-along" rights in connection with sales of Common Stock held by Voteco, Colony IV and their affiliates and certain incidental registration rights in connection with proposed registrations by the Issuer of Common Stock under the Securities Act, and (iv) in the event Voteco, Colony IV or their affiliates propose to sell to a third party 90 percent or more of the then-outstanding common equity of the Issuer, the Employee Stockholders shall consent and not object to such sale, shall vote shares of Common Stock held by them in favor of such sale in any required vote, shall sell shares of Common Stock held by them at the price and on the terms and conditions upon which Voteco, Colony IV or their affiliates sell Common Stock, and shall take certain other actions deemed reasonably necessary in furtherance of such sale to a third party. The foregoing description is qualified in its entirety by the Stockholders Agreement, which is attached hereto as Exhibit 3 and incorporated herein by this reference.

     In addition, pursuant to the Secured Recourse Promissory Note and Pledge Agreement, dated April 25, 2001 (the "Note Agreement"), Mr. Ribis borrowed $2,125,050 from Colony IV to fund the purchase of Class A Common and Class B Common stock in connection with the Acquisition. Under the agreement, Mr. Ribis granted Colony IV a security interesting in 1,050 shares of Class A Common and 21,250 shares of Class B Common, including all cash and stock dividends and other distributions made in respect of such shares and all proceeds thereof as collateral. The note shall mature on April 25, 2006 and has an annual interest rate of 8.5%. The foregoing description is qualified in its entirety by the Note Agreement, which is attached hereto as Exhibit 4 and incorporated herein by this reference.

     Except as set forth above and as described in Items 3 and 4, none of the Reporting Persons nor any other person disclosed in Item 2 has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits
------

Exhibit 1 Purchase Agreement, dated as of April 25, 2001, between RIHC, SINA and GGRI (incorporated herein by reference to Exhibit 10.1 of the Issuer's and RIHC's Registration Statement on Form 10 filed July 13, 2001 (File No. 0-32987), as amended by Amendment No. 1, filed August 24, 2001).

Exhibit 2 Vice Chairman Agreement, dated April 25, 2001, by and among RIHC and Nicholas L. Ribis (incorporated herein by reference to Exhibit 10.16 of the Issuer's and RIHC's Registration Statement on Form 10 filed July 13, 2001 (File No. 0-32987), as amended by Amendment No. 1, filed August 24, 2001).

Exhibit 3 Stockholders Agreement, dated as of April 25, 2001, among the Issuer, Voteco, Colony IV, Nicholas L. Ribis and the securityholders of the Issuer identified from time to time in Schedule A thereto (incorporated herein by reference to Exhibit 10.15 of the Issuer's and RIHC's Registration Statement on Form 10 filed July 13, 2001 (File No. 0-32987), as amended by Amendment No. 1, filed August 24, 2001).

Exhibit 4 Secured Recourse Promissory Note and Pledge Agreement, dated April 25, 2001, by and between Nicholas L. Ribis and Colony IV.

                  [Remainder of Page Intentionally Left Blank]

                                    Signature
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  April 9, 2002                    /s/ Nicholas L. Ribis
                                        ----------------------------------------
                                        Name:  Nicholas L. Ribis

                                  EXHIBIT INDEX

Exhibit 1 Purchase Agreement, dated as of April 25, 2001, between RIHC, SINA and GGRI (incorporated herein by reference to Exhibit 10.1 of the Issuer's and RIHC's Registration Statement on Form 10 filed July 13, 2001 (File No. 0-32987), as amended by Amendment No. 1, filed August 24, 2001).

Exhibit 2 Vice Chairman Agreement, dated April 25, 2001, by and among RIHC and Nicholas L. Ribis (incorporated herein by reference to Exhibit 10.16 of the Issuer's and RIHC's Registration Statement on Form 10 filed July 13, 2001 (File No. 0-32987), as amended by Amendment No. 1, filed August 24, 2001).

Exhibit 3 Stockholders Agreement, dated as of April 25, 2001, among the Issuer, Voteco, Colony IV, Nicholas L. Ribis and the securityholders of the Issuer identified from time to time in Schedule A thereto (incorporated herein by reference to Exhibit 10.15 of the Issuer's and RIHC's Registration Statement on Form 10 filed July 13, 2001 (File No. 0-32987), as amended by Amendment No. 1, filed August 24, 2001).

Exhibit 4 Secured Recourse Promissory Note and Pledge Agreement, dated April 25, 2001, by and between Nicholas L. Ribis and Colony IV.